Exhibit 99.1

Oncolytics Biotech® Inc. Announces Extension to Regain Compliance with Nasdaq's Minimum Bid Price Rule

CALGARY, April 28, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX:ONC; NASDAQ:ONCY) announced today that it has received a letter from the NASDAQ OMX Group ("Nasdaq") determining that the Company is eligible for an additional 180-calendar day period, until October 26, 2015, to regain compliance with the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2).

Per the notice of deficiency received on October 29, 2014, Oncolytics had a period of 180-calendar days, or until April 27, 2015, to regain compliance with the minimum bid price requirement. Following a review, Nasdaq determined that the Company was eligible to receive an additional 180-day period on the basis that Oncolytics still met the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and had provided written notice of its intention to cure the minimum bid price deficiency during the second 180-day compliance period by effecting a reverse stock split, if necessary.

The Company's shares continue to trade on the Toronto Stock Exchange ("TSX") under the symbol "ONC" and are in full compliance with TSX listing requirements. The Company's listing on the TSX is completely independent of, and will not be affected by, the status of its Nasdaq listing.

If compliance cannot be demonstrated by October 26, 2015, Nasdaq staff will provide written notification that the Company's securities will be delisted. At that time, the Company may appeal Nasdaq staff's determination to a Hearings Panel.

About Oncolytics Biotech® Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the actions that could be taken by members of the Nasdaq staff, and any exercise of discretion by members of the Nasdaq staff with respect to compliance by the Company with the Nasdaq Listing Rules, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to market conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom: Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom: Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc.: Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 18:22e 28-APR-15